SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. )*

InterMune, Inc.

(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 45884X103
(CUSIP Number) December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 45884X103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Baker Bros. Advisors, LLC 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,630,588 (1) (3,553,359) (2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,630,588 (1) (3,553,359) (2)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,630,588 (1) (3,553,359) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (5.2%) (1,2,3)
12		TYPE OF REPORTING PERSON (See Instructions) IA

(1)	Beneficial ownership as of the date of this filing. See Item 4 for further explanation.
(2)	Beneficial ownership as of December 31, 2012. See Item 4 for further explanation.
(3)	3.3% beneficial ownership is based on beneficial ownership as of the date of this filing calculated as a percentage of 79,369,353 shares of common stock outstanding as reported in the Issuer’s Prospectus Supplement filed with the SEC on January 16, 2013. 5.2% beneficial ownership is calculated based on beneficial ownership as of December 31, 2012 as a percentage of 66,015,736 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2012. See Item 4 for further explanation.

Page 2 of 9 Pages

CUSIP No. 45884X103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,630,588 (1) (3,553,359) (2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,630,588 (1) (3,553,359) (2)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,630,588 (1) (3,553,359) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (5.2%) (1,2,3)
12		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Beneficial ownership as of the date of this filing. See Item 4 for further explanation.
(2)	Beneficial ownership as of December 31, 2012. See Item 4 for further explanation.
(3)	3.3% beneficial ownership is based on beneficial ownership as of the date of this filing calculated as a percentage of 79,369,353 shares of common stock outstanding as reported in the Issuer’s Prospectus Supplement filed with the SEC on January 16, 2013. 5.2% beneficial ownership is calculated based on beneficial ownership as of December 31, 2012 as a percentage of 66,015,736 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2012. See Item 4 for further explanation.

Page 3 of 9 Pages

CUSIP No. 45884X103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,630,588 (1) (3,553,359) (2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,630,588 (1) (3,553,359) (2)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,630,588 (1) (3,553,359) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (5.2%) (1,2,3)
12		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Beneficial ownership as of the date of this filing. See Item 4 for further explanation.
(2)	Beneficial ownership as of December 31, 2012. See Item 4 for further explanation.
(3)	3.3% beneficial ownership is based on beneficial ownership as of the date of this filing calculated as a percentage of 79,369,353 shares of common stock outstanding as reported in the Issuer’s Prospectus Supplement filed with the SEC on January 16, 2013. 5.2% beneficial ownership is calculated based on beneficial ownership as of December 31, 2012 as a percentage of 66,015,736 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2012. See Item 4 for further explanation.

Page 4 of 9 Pages

Item 1(a)	Name of Issuer:

InterMune, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3280 Bayshore Boulevard
Brisbane, California 94005

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Baker Bros. Advisors, LLC, Felix J. Baker and Julian C. Baker (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors, LLC

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

Item 2(c)	Citizenship:

Baker Bros. Advisors, LLC (the “Adviser”) is a limited liability company organized under the laws of the state of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

45884X103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

Page 5 of 9 Pages

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein reference. Set forth in the tables below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds (as defined below) as of December 31, 2012 and as of the filing date, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of Convertible Notes (the “Convertible Notes”) at a conversion rate of 52.9661 shares of Common Stock of the Issuer for each $1,000 of par value that expire on May 1, 2015, by the Funds (as defined below). Such securities are directly held by each of Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”).

Name	Number of Shares of Common Stock as of December 31, 2012	Number of Shares of Common Stock Underlying Convertible Notes as of December 31, 2012
667, L.P.	99,397	283,422
Baker Brothers Life Sciences, L.P.	1,620,776	1,469,174
14159, L.P.	39,753	40,837

Total	1,759,926	1,793,433

Name	Number of Shares of Common Stock as of the date of filing	Number of Shares of Common Stock Underlying Convertible Notes as of the date of filing
667, L.P.	98,034	141,101
Baker Brothers Life Sciences, L.P.	1,595,426	731,568
14159, L.P.	44,120	20,339

Total	1,737,580	893,008

Due to (1) an offering in January 2013 in which the Issuer issued additional Common Stock and (2) sales of Common Stock and Convertible Notes by the Reporting Persons, the percentage of beneficial ownership of the Reporting Persons decreased from 5.2% as of December 31, 2012 to 3.3% as of the date of this filing.

Page 6 of 9 Pages

On April 12, 2012, the Adviser, each of the Funds, and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Funds’ investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

By virtue of the Management Agreement, the Adviser and Felix J. Baker and Julian C. Baker, as principals of the Adviser, may be deemed to be beneficial owners of securities owned by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

Felix J. Baker and Julian C. Baker disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13G shall not be deemed an admission that Felix J. Baker or Julian C. Baker is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Item 4 is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2013

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 8 of 9 Pages

EXHIBIT A

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Common Stock of Intermune, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

February 1, 2013

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 9 of 9 Pages